Exhibit 2.2

FINANCIERE FAIVELEY

FAMILLE FAIVELEY PARTICIPATIONS

Mr FRANÇOIS FAIVELEY

Mr ERWAN FAIVELEY

FAIVELEY TRANSPORT

FW ACQUISITION LLC

WABTEC CORPORATION

EXCLUSIVITY AGREEMENT

EXCLUSIVITY AGREEMENT

DATED: July 27, 2015

AMONG:

(1)	Financière Faiveley, a société anonyme organized under the laws of France, whose registered office is located at 3, rue du 19 mars 1962, 92230 Gennevilliers, France,

(2)	Famille Faiveley Participations, a société par actions simplifiée organised under the laws of France, whose registered office is located at 3, rue du 19 mars 1962, 92230 Gennevilliers, France;

(3)	Mr. François Faiveley, a French citizen born on April 26, 1951 in Neuilly-sur-Seine, France, residing at Avenue William 102,1095 Lutry, Switzerland;

(4)	Mr. Erwan Faiveley, a French citizen born on July 27, 1979 in Chenôve, France, residing at 10 rue du Tribourg, 21700 Nuits Saint-Georges, France.

Financière Faiveley, Famille Faiveley Participations, Mr. François Faiveley and Mr. Erwan Faiveley are hereinafter collectively referred to as the Sellers

AND

(5)	Faiveley Transport, a société anonyme à Directoire et Conseil de Surveillance incorporated under the laws of France, with a share capital of 14,614,152 Euro divided into 14,614,152 ordinary shares, with a nominal value of 1 Euro, whose registered office is located at 3, rue du 19 mars 1962, 92230 Gennevilliers, France, registered with the Registre du Commerce et des Sociétés (Companies Registry) of Nanterre under number 323 288 563, represented by Mr. Stéphane Rambaud-Measson, duly authorized for the purpose hereof, hereinafter referred to as the Company.

ON THE ONE HAND, AND

(6)	FW Acquisition LLC, a limited liability company organized under the laws of Delaware, USA, hereinafter referred to as Purchaser;

(7)	Wabtec Corporation, a corporation organized under the laws of Delaware, USA, hereinafter referred to as Parent,

ON THE OTHER HAND,

each a Party and together the Parties,

WHEREAS:

(A) On July 27, 2015, the Purchaser and Parent delivered to the Sellers and the Company a binding offer (the Offer) to purchase, on the terms and subject to the conditions therein provided, the shares of the Company held by the Sellers (the Share Purchase) which would be followed as soon as reasonably practicable after the completion of such acquisition by a filing with the French Financial Market Authority (Autorité des marchés financiers) (the AMF) of a mandatory tender offer for all of the remaining Company Shares, the Share Purchase being (i) on the terms and subject to the conditions of the draft Share Purchase Agreement attached as Schedule 1 to the Offer (the SPA) and (ii) on the terms and subject to the conditions of the draft Shareholders Agreement as Schedule 2 to the Offer (the SHA), and the tender offer being on the terms and subject to the conditions of the draft Tender Offer Agreement attached as Schedule 3 to the Offer (the TOA).

(B) In consideration of the Purchaser and Parent making the Offer, the Sellers have agreed to grant the Purchaser and Parent exclusivity in relation to the acquisition of the Sellers’ Shares (the Exclusivity Agreement).

(C) In consideration of the Purchaser and Parent making the Offer, the Company has agreed to the commitments provided hereafter and in the TOA.

IT IS AGREED:

1.	DEFINITIONS

In this Exclusivity Agreement, including the recitals, the following words and expressions will have the following respective meanings and, if not expressly defined herein, unless the context otherwise requires, words and expressions defined in the SPA, the SHA or the TOA or the Offer will have the same meanings where used in this Exclusivity Agreement:

Alternative Transaction means (i) any partial or total sale or acquisition of the Company Shares beneficially owned by the Sellers whether directly or indirectly, whether conditional or not, and including in connection with any Takeover Proposal received by any Third Party, (ii) any sale or acquisition of all or a material portion of the Company’s and its Affiliates’ assets, (iii) any plan of complete or partial liquidation, dissolution, merger, consolidation, business combination, restructuring, recapitalization or other reorganization, (iv) any acquisition by merger or consolidation with, or by purchase of an equity interest in or portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof, or (v) any issuance, sale, pledge, disposition of, grant, transfer, encumbrance or authorize the issuance, sale, pledge, disposition, grant, transfer or encumbrance of any share capital or other equity or voting interests of the Company, or securities convertible or exchangeable into or exercisable for any share capital or other equity or voting interests of the Company, or any options, warrants or other rights of any kind to acquire any share capital or other equity or voting interests of the Company or such convertible, exchangeable or exercisable securities except as expressly permitted by the TOA, assuming that the TOA applied.

Date of this Exclusivity Agreement means the date on which this Exclusivity Agreement has been signed by the Sellers, the Company, the Purchaser and Parent;

Consultations has the meaning given to it in Article 3.1;

Definitive Opinion(s) has the meaning given to it in Article 3.1;

Definitive Opinions Date means the date on which all Definitive Opinions have been obtained;

Exclusivity Period has the meaning given to it in Article 2.6;

Third Part(y)(ies) means any person other than the Purchaser or Parent.

2.	EXCLUSIVITY

2.1	In consideration of the Purchaser and Parent making the Offer, the Sellers agree and undertake, jointly and severally, that they will not and will cause that their Representatives not to:

(a)	directly or indirectly solicit, initiate or knowingly encourage, or enter into, initiate, participate in or continue discussions or negotiations (whether or not conditional), with any Third Party in connection with, or with a view to, agreeing or implementing an Alternative Transaction;

(b)	provide any Third Party (or its Representatives) with any information in connection with or with a view to an Alternative Transaction, or otherwise co-operate with, assist or participate in any approach, proposal or offer in connection with, or with a view to, agreeing or implementing an Alternative Transaction;

(c)	solicit, initiate or knowingly encourage offers or expressions of interest from Third Parties in connection with, or with a view to, agreeing or implementing an Alternative Transaction; or

(d)	enter into an agreement or arrangement (whether or not conditional) in connection with, or with a view to, agreeing or implementing an Alternative Transaction.

2.2	The Sellers warrant to the Purchaser and Parent that:

(a)	neither they, nor any of their respective Representatives, are, as at the date of this Exclusivity Agreement, in discussions or negotiations in connection with, or with a view to, agreeing or implementing an Alternative Transaction with any Third Party and any such discussions or negotiations commenced prior to the date of this Exclusivity Agreement have been terminated;

(b)	prior to the date of this Exclusivity Agreement each of the Sellers have not entered into any binding arrangements or agreements, whether or not conditional, with any Third Party to effect any Alternative Transaction; and

(c)	if during the Exclusivity Period (as defined below), they receive from a Third Party an offer, proposal or attempt to enter into discussion, with a view to an Alternative Transaction, they will turn down such offer, proposal or attempt to enter into discussion and promptly inform the Purchaser and Parent of the same, including the identity of the Third Party and material terms of any such offer, proposal or attempt (unless so doing would violate any law or contract entered into prior to the date hereof).

2.3	The Company warrants to the Purchaser and Parent that it will not, and will cause its officers, directors, Affiliates, agents and Representatives not to:

(a)	directly or indirectly, (a) solicit, initiate or knowingly encourage, or take any action to knowingly facilitate, any Takeover Proposal, or any inquiries reasonably likely to result in the making of any Takeover Proposal, or (b) enter into, continue or otherwise participate in any discussions or negotiations with a Third Party regarding, or furnish to any Third Party any information in connection with, or take any other action to knowingly facilitate any inquiries with respect to, or otherwise cooperate in any way with, any Takeover Proposal;

(b)	immediately cease and cause to be terminated all discussions or negotiations with any Third Party conducted heretofore with respect to any proposal that constitutes or would reasonably be expected to lead to a Takeover Proposal, and use its reasonable best efforts to cause all materials and written information communicated by the Company or its Representatives to such Person to be returned to the Company or destroyed;

(c)	notify Parent of the receipt of any Takeover Proposal or of any contact reasonably likely to lead to a Takeover Proposal, including the details thereof in all material respects (and any subsequent amendment thereof) and the identity of the Persons involved, promptly, and in any event within 48 hours of such receipt or contact and will notify the Person making the Takeover Proposal of the provisions of this Article 2.3; and

(d)	keep the Purchaser and Parent reasonably and regularly informed of the status of any such Takeover Proposal or contact, including the material details thereof.

2.4	The Sellers hereby represent and warrant to the Purchaser and Parent that (i) the provisions of Article 8 of the SPA are true and correct as of the date of this Exclusivity Agreement (it being understood and agreed that for purposes of this Exclusivity Agreement the term “Agreement” means this Exclusivity Agreement) and (ii) they will comply with the provisions of Articles 5.1 and 5.4 of the SPA commencing with the date hereof as if the SPA had been signed.

2.5	The Company hereby represents and warrants to the Purchaser and Parent that (i) it will comply with the provisions of Article 4(a) of the TOA commencing with the date of this Exclusivity Agreement, (ii) the provisions of Article 5 of the TOA are true and correct as of the date hereof (it being understood and agreed that for purposes of this Exclusivity Agreement the term “Agreement” means this Exclusivity Agreement), and (iii) it has not entered into any binding obligation to or with any Third Party relating to any potential Alternative Transaction that is still in effect.

2.6	The obligations contained in this Article 2 and in Articles 3, 4 and 5 will commence on the date of this Exclusivity Agreement and cease to apply upon the earlier of:

(a)	the date of the signature of the SPA, the SHA and the TOA following the acceptance of the Offer by the Sellers and the Company in accordance with paragraphs 1.4 and 1.5 of the Offer;

(b)	the date on which a payment is due to be made by the Purchaser in accordance with paragraph 1.8(B) of the Offer and / or paragraph 1.9(B) of the Offer;

(c)	15 months after the Date of this Exclusivity Agreement; and

(d)	at the end of the Offer Period, if at such date the Purchaser has not signed the SPA in accordance with the terms of the Offer.

(this period being the Exclusivity Period), save that all rights and liabilities of the Parties which have accrued under this Exclusivity Agreement prior to termination will continue thereafter.

2.7	Each of the Sellers and the Company will consider in good faith the opportunity to, and will negotiate in good faith with the Parent and Purchaser in a perspective to, accept the Offer as soon as possible, all in accordance with applicable law.

2.8	Each of the Purchaser and Parent agrees (on behalf of itself and its Affiliates) with the Sellers (for the benefit of all Sellers) and the Company that it is not relying upon, any warranty or representation other than as set out in this Agreement and the other Offer Documents (as defined in the Offer).

3.	CONSULTATION OF THE EMPLOYEE REPRESENTATIVE BODIES

3.1	The Company undertakes to use its best efforts to obtain a final opinion (whether this opinion is positive, negative or neutral) from each of (i) the délégation unique du personnel and (ii) the European works council of the Company (each a Definitive Opinion and collectively the Definitive Opinions) as soon as reasonably practicable following the date of this Agreement but not later than the expiration of the Offer Period.

3.2	Without limiting its obligations under Article 3.1, in connection with the obligation “to inform and consult” with the délégation unique du personnel and the European works council of the Company (the Consultations) and obtain the Definitive Opinions, the Sellers and the Company covenant to:

(a)	initiate the Consultations as soon as practicable following the date of this Agreement and in any event no later than three Business Days following the date of this Exclusivity Agreement;

(b)	keep the Purchaser and Parent regularly and as often as necessary informed of the progress of the Consultations and of any material issues arising therefrom;

(c)	obtain the Purchaser’s and Parent’s approval prior to any communication about the Purchaser and Parent, or their direct or indirect shareholders, and/or their intents or strategy, provided that such approval shall not be unreasonably withheld or delayed;

(d)	cooperate with the Purchaser and Parent regarding all issues raised as part of the Consultations relating to the Purchaser and Parent or otherwise, their direct or indirect shareholders and/or their intents or undertakings;

(e)	support the proposed acquisition of the Shares by the Purchaser; and

(f)	provide to the Purchaser and Parent promptly an abstract of the minutes of the meeting during which a Definitive Opinion is issued.

3.3	Subject to the Sellers and the Company, complying with their obligations under this Article 3, the Purchaser hereby undertakes by signing this Exclusivity Agreement to reasonably cooperate and cause Parent to reasonably cooperate, with the Sellers, the Company and their Representatives in respect of the Consultations. In particular, the Purchaser will provide and cause Parent to provide, in a timely manner, all such reasonable information and assistance that the Sellers, the Company and their respective Representatives may reasonably request to allow the Consultations. The Purchaser will use its reasonable best efforts, and will cause Parent to use its reasonable best efforts, to respond to questions (if any) raised by the employee representatives as part of the Consultations. The Purchaser will ensure, at the reasonable request of the Sellers with reasonable notice, that Representatives of the Purchaser or Parent of a reasonably appropriate level attend meetings with employees of the Company or employee representatives of the Company and, in particular, the presentation of the délégation unique du personnel and as the case may be of the European works council of the Company, of the Parent, the Purchaser and their industrial and social project for the Company.

4.	SPA PROVISIONS

The following provisions of the SPA will immediately apply between the Sellers, on the one hand, and the Purchaser and Parent, on the other hand, as if set in full out herein (except that references therein to the SPA will be to this Exclusivity Agreement):

(a)	Article 4 (Antitrust Filings and Foreign Investment Control In Sensitive Sectors) (and any reference to the date of the SPA therein will be deemed to be a reference to the date of this Exclusivity Agreement); and

(b)	Article 12 (Miscellaneous).

5.	TOA PROVISIONS

The following provisions of the TOA will immediately apply between the Company, on the one hand, and the Purchaser and Parent, as if set out in full herein (except that references therein to the TOA will be to this Exclusivity Agreement):

(a)	Article 3.1 (Regulatory Approvals and Foreign Investment Control In Sensitive Sectors) and Article 3.6 (U.S. Securities Law Matters) (and any reference to the date of the TOA therein will be deemed to be a reference to the date of this Exclusivity Agreement);

(b)	Article 4(a) (Conduct of Business);

(c)	Article 8 (Notices); and

(d)	Article 9 (Miscellaneous).

6.	BREAK-UP FEES - INDEMNIFICATION

6.1	The Sellers and the Company acknowledge that the SPA, the SHA and the TOA reflects the finalisation of their negotiations on the Transaction with the Purchaser and Parent and on the legal and economic terms thereof, although it is specified that the Sellers’ and the Company’s final decision will only be notified to the Purchaser at the end of the aforementioned Consultation process.

6.2	In the event the Sellers do not execute the SPA and the SHA by the end of the Offer Period, the Sellers will be jointly and severally obligated to pay a break-up fee to the Purchaser in an amount equal to Euro 14,951,000. Such lump-sum amount is a joint and several obligation of the Sellers and will be paid to Purchaser by the Sellers in immediately available funds to the account designated by Purchaser. This break-up fee will not be due if, on the last day of the Offer Period (as extended as the case may be), a judicial proceeding initiated by a third party is pending, which extends the Consultations or prohibits the execution of the relevant Offer Documents by the Sellers until a date after the end of the Offer Period. For the avoidance of doubt, the payment of such lump sum amount will not be the exclusive remedy of the Purchaser and Parent and is without prejudice to any other remedies available at law or in equity to the Purchaser or Parent.

6.3	In the event that, after acceptance of the Offer by Sellers in accordance with Article 1.5 of the Offer, the Company does not execute the TOA on the same day on which it is executed by Parent and the Purchaser, the Company shall pay liquidated damages to the Purchaser in an amount equal to Euro 14,614,000. Such lump-sum amount shall be paid to Purchaser by the Company in immediately available funds to the account designated by Purchaser. This break-up fee will not be due if, on the last day of the Offer Period (as extended as the case may be), a judicial proceeding initiated by a third party is pending, which extends the Consultations or prohibits the execution of the relevant Offer Documents by the Sellers until a date after the end of the Offer Period. For the avoidance of doubt, the payment of such lump sum amount will not be the exclusive remedy of the Purchaser and Parent and is without prejudice to any other remedies available at law or in equity to the Purchaser or Parent.

6.4	In the event Sellers and/or the Company breach any of their covenants, warranties or undertakings under this Exclusivity Agreement, Sellers and/or the Company will (jointly and severally with respect to the Sellers), indemnify and hold harmless the Purchaser and Parent from and against any and all losses (whether direct or indirect and including, without limitation, the loss of opportunity and damage to reputation), costs, expenses (including attorneys, consultants and other advisors fees) resulting from any breach by Sellers of their covenants, warranties or undertakings under this Exclusivity Agreement. Such losses shall take into account (i) the efforts, time, cost and expenses deployed by the Purchaser and Parent in connection with the delivery of the Offer and thereafter notably in relation to the Antitrust Clearances, (ii) the communications made by the Parent and the Purchaser in relation to the Offer, and (iii) the impact of the contemplated Transaction on Purchaser and Parent’s business prospects and loss of opportunity in respect thereof.

7.	GOVERNING LAW – JURISDICTION

7.1	This Exclusivity Agreement, any Disputes (whether in contract or tort) based upon, arising out of or relating to this Exclusivity Agreement or the negotiation, execution, performance or termination of this Exclusivity Agreement will be governed by and construed in accordance with the Laws of the State of Delaware, USA, without regard to any applicable conflict of Laws principles.

7.2	The Parties agree that any action seeking to enforce any provision of, or based on any Dispute or matter arising out of or in connection with, this Exclusivity Agreement may only be brought in the Delaware Chancery Court located in Wilmington Delaware, USA so long as such court has subject matter jurisdiction over such action, or alternatively in any United States District Court located in Wilmington, Delaware, USA if the aforesaid Delaware Chancery Court does not have subject matter jurisdiction, and that any cause of action arising out of this Exclusivity will be deemed to have arisen from a transaction of business in the State of Delaware, USA, and each of the Parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such action and irrevocably waives any objection that it may now or hereafter have to the laying of the venue of any such action in any such courts or that any such action which is brought in such courts has been brought in an inconvenient forum. Process in any such action may be served on any Party anywhere in the world, whether within or without the jurisdiction of such courts. Without limiting the foregoing, each Party agrees that service of process and of all other pleadings or papers on such Party consistent with the notice provisions of the TOA and/or the SPA, as applicable, will be deemed effective service of process on such Party.

This Exclusivity Agreement has been entered into on the date stated at the beginning of this Exclusivity Agreement in three original copies.

[Signature page follows]

for and on behalf of Financière Faiveley Represented by:	for and on behalf of Famille Faiveley Participations Represented by:

Mr. François Faiveley

Mr. Erwan Faiveley

for and on behalf of Faiveley Transport Represented by:

/s/ Albert J Neupaver for and on behalf of FW Acquisition LLC
Represented by: Albert J Neupaver

/s/ Albert J Neupaver for and on behalf of Wabtec Corporation
Represented by: Albert J Neupaver